Exhibit 99.1

QIWI Announces Correction to Adjusted EBITDA Figures

MOSCOW, RUSSIA – August 15, 2014 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced a correction to the Adjusted EBITDA figures included in its earnings press release of August 7, 2014. Adjusted EBITDA for the three months ended June 30, 2013 and 2014 was RUB 840 million and RUB 1,318 million, respectively, and Adjusted EBITDA excluding inactivity fees was RUB 616 million and RUB 1,162 million, respectively. The Adjusted EBITDA for the six months ended June 30, 2013 and 2014 was RUB 1,451 million and RUB 2,385 million, respectively. The Adjusted EBITDA figures as disclosed herein reflect the correct accounting for income from depository as compared with Adjusted EBITDA figures published in the earnings press release.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.8 million virtual wallets, over 171,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy	Varvara Kiseleva
Head of Corporate Development	Investor Relations
and Investor Relations	+7.499.709.0192
+7.499.709.0192	ir@qiwi.com
ir@qiwi.com